Exhibit 99.1

Aurora to Acquire Whistler

A Company with an Iconic Brand, Offering Organic Certified Cannabis and Organic Certified Cannabis Derivatives

TSX: ACB | NYSE: ACB

EDMONTON, Jan. 14, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has entered into a letter of intent ("LOI") to acquire all the issued and outstanding shares of privately held Whistler Medical Marijuana Corporation ("Whistler"), in an all-share transaction valued at up to approximately $175 million, including certain milestone payments (the "Transaction").

Located in Whistler, British Columbia, Whistler has developed one of Canada's most iconic cannabis brands, built on quality, award-winning organic certified BC bud. The Transaction is expected to provide Aurora with a premium and differentiated organic certified product suite, expanding both its medical and adult-use offerings, and reinforcing Aurora's presence in the well-established west coast cannabis market.

Strategic Rationale

Whistler has developed a strong reputation with patients and adult-use consumers alike for providing premium quality cannabis products. Founded in 2013, Whistler is one of Canada's original ten licensed producers, and was the first licensed producer to obtain organic certification and sell a full suite of organic certified cannabis products.

Whistler operates two indoor licensed production facilities, with its first located in Whistler, British Columbia, and the second, a recently licensed, purpose-built, state-of-the-art facility located a 20-minute drive from the Whistler facility. Once the second facility reaches full capacity (anticipated for Summer 2019) the facilities are anticipated to have a combined production capacity of over 5,000 kg per year. Whistler sells medical cannabis derivatives internationally to both Australia and the Cayman Islands, and through the addition of Aurora's deep experience in completing EU GMP certified facilities and its large global distribution network, Aurora plans to pursue additional international export opportunities.

Additional transaction highlights:

  History of profitability driven by industry-leading pricing: Whistler has achieved positive cash flow since 2015, with EBITDA margins in excess of 30%. By ensuring consistency, quality, and maintaining its organic commitment, Whistler has achieved average selling prices in excess of 50% greater than the average Canadian medical market, and maintains a similar premium to provinces for adult-use.
  Organic Certified EU GMP compliant production: Whistler is certified by the Fraser Valley Organic Producers Association (FVOPA) and conforms to International Organic Growing Standards. Whistler's second facility is constructed in compliance with EU GMP standards which, upon certification, will enable the Company to supply organic certified cannabis products to the European market.
  Iconic Whistler brand: Through the premium quality of its products, as well as the location association with Whistler, British Columbia, which receives over 2.7 million visitors annually and consistently ranks as one of the top global travel destinations, Whistler has established an iconic brand that resonates strongly across Canada and international markets.
  Broad product portfolio: Whistler has commercialized more than 30 flower varieties and strain-specific oil products, from an extensive genetics bank of over 150 strains.
  Further strengthened presence in Western Canada: Already one of the strongest performing companies in the Western Canadian adult-use markets along with the Aurora, AltaVie and San Rafael '71 brands, Whistler will further add a premium organic certified brand with exceptional traction and visibility in British Columbia, Canada's third most populous province.
  Whistler's growing domestic footprint: In addition to its existing supply arrangements in British Columbia, Saskatchewan and the Yukon, Whistler has received product requests from Alberta, Manitoba, and Ontario.
  Organic certified large-scale extraction: Whistler has differentiated large-scale cold-water extraction technology and processes, creating a full suite of organic certified oil products (including THCA, CBG, and high CBD oils).

Management Commentary

"This transaction adds an iconic, organic certified BC-based brand with exceptional traction and a significant price premium in both the medical and retail markets," said Terry Booth, CEO of Aurora. "We intend to accelerate the completion of Whistler's Pemberton expansion project, and leverage our domestic and international distribution channels to increase market reach for their exceptional products. Whistler has established leadership in the organic cannabis market, and we look forward to welcoming Christopher and his team to the Aurora family."

Christopher Pelz, CEO and Founder of Whistler, added, "With its commitment to the highest product quality standards, as well as its large footprint in both the Canadian and international cannabis markets, Aurora is the ideal partner for Whistler to enhance our growth and margin profile. We feel there is a strong cultural fit, and believe that Aurora is the right home for us to maintain our organic craft cultivation identity, while being able to leverage the resources and capabilities of a large and rapidly growing global company."

Neil Belot, Chief Global Business Development Officer of Aurora, added, "Whistler, the longest operating  certified organic cannabis producer in Canada, has an exceptional track record built on the consistent delivery of premium user experiences. This has resulted in strongly-rated products that command among the highest prices in the Canadian adult consumer use industry, targeting the premium organic craft segment in both the consumer and medical markets. Furthermore, as the only cannabis producer in the world-renowned resort town of Whistler, British Columbia, the company has developed broad brand appeal, both across Canada and internationally."

Transaction

The all-share transaction includes certain milestone payments in relation to Whistler achieving certain operational objectives. Including these milestone payments, the all-share transaction values Whistler at up to $175 million.

The closing of the transaction is subject to customary closing conditions, including execution of definitive documentation, completion of satisfactory due diligence, receipt of approval of the shareholders of Whistler, and receipt of applicable third party and regulatory approvals and the satisfaction of other conditions customary in transactions of this nature.

Stoic Advisory Inc. is acting as financial advisor and Norton Rose Fulbright Canada LLP is acting as legal advisor to Whistler Medical Marijuana Corp.

McMillan LLP is acting as legal counsel to Aurora.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the completion of definitive agreements and closing of the Transaction. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 14-JAN-19